UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stephen H. Clark
   400 Regency Forest Drive
Suite 400
   NC, Cary 27511
2. Issuer Name and Ticker or Trading Symbol
   SpectraSite, Inc. (SPCS.OB)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   3/25/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Warrants to p|$32.00 1|3/25/ 2|      |J   | |5016       |D  |immed|2/10/|Common Stock|5016   |2      |997         |D  |            |
urchase commo|        |003    |      |2   | |           |   |.    |2010 |            |       |       |            |   |            |
n stock      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Warrants to p|$32.00 1|3/25/ 2|      |J   | |6141       |D  |immed|2/10/|Common Stock|6141   |2      |0           |I  |By Holt Road|
urchase commo|        |003    |      |2   | |           |   |.    |2010 |            |       |       |            |   |, L.P.      |
n stock      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Warrants to p|$32.00 1|3/25/ 2|      |J   | |1128       |D  |immed|2/10/|Common Stock|1128   |2      |0           |I  |By spouse   |
urchase commo|        |003    |      |2   | |           |   |.    |2010 |            |       |       |            |   |            |
n stock      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Warrants to purchase one share of new common stock have an initial exercise price of $32 per share, subject to adjustment as provided in the warrant agreement governing the terms of the warrants.
2. The reporting person transferred 12,285 warrants to purchase new common stock to an institutional lender in partial satisfaction of a personal loan. SIGNATURE OF REPORTING PERSON
Stephen H. Clark
/s/ John H. Lynch, attorney-in-fact